Exhibit 99.3

q PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — Globus Maritime Limited Annual Meeting of Shareholders – SEPTEMBER 18, 2018 Proxy Solicited On Behalf of the Board of Directors The undersigned shareholder hereby appoints Athanasios Feidakis and Olga Lambrianidou and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of GLOBUS MARITIME LIMITED (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on Tuesday September 18, 2018 at 11:00 a.m. local time at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 16674 Glyfada, Athens Greece and at any and all adjournments or postponements thereof as indicated herein. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL ONE AND PROPOSAL TWO AND PROPOSAL THREE AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW. PLEASE SIGN ON REVERSE

IMPORTANT ANNUAL MEETING INFORMATION Using a black or blue ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Annual Meeting Proxy Card PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — The Board of Directors recommends a vote FOR the nominee listed and FOR Proposals 2 & 3. 1. Election of Directors: For Withhold 01 - Jeffrey O. Parry * *To serve as Class II director until the 2021 Annual Meeting of Shareholders. 2. To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2018. For Against Abstain 3. To approve an amendment to Company’s Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding shares of common stock by a ratio of up to (and including) one-for-10, with the exact ratio to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time after approval of the amendment, and to authorize the Company’s Board of Directors to implement the reverse stock split by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands. For Against Abstain B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. 02VV0C